Exhibit 99.5

SECOND AMENDED AND RESTATED INVESTORS’ RIGHTS AGREEMENT

THIS SECOND AMENDED AND RESTATED INVESTORS’ RIGHTS AGREEMENT (the “Agreement”) is made as of the 18th day of August 2025, by and among Neurolief Ltd., an Israeli company (the “Company”), BrainsWay Ltd., an Israeli company (“BWAY”) and certain holders of Preferred Shares listed on Schedule A hereto (the “Investors”) and signatory hereto.

RECITALS

WHEREAS, the Company and certain shareholders of the Company are parties to that certain Amended and Restated Investors` Rights Agreement made as of the 22nd day of October, 2022 (the “Prior Investors` Rights Agreement”); and

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company is entering into that certain Investment Agreement dated of even date herewith (the “Investment Agreement”) with BWAY, which provides that as a condition to the Closing under the Investment Agreement, this Agreement must be executed and delivered by the Company, BWAY and the requisite majority of Investors; and

WHEREAS, as of the date hereof, BWAY has not converted the Principal Amount (as defined in the Investment Agreement) into Preferred S Shares, but holds the right to do so pursuant to the Investment Agreement, and the Company and the Investors acknowledge and agree that, regardless of whether such conversion has occurred, BWAY shall be entitled to all rights granted to BWAY personally or Investors or Holders generally under this Agreement from and as of the date hereof, for so long as the Principal Amount remains outstanding, or as long as it holds any securities convertible into or exercisable for Preferred Shares or any Preferred S Shares themselves.

WHEREAS, the requisite parties to the Prior Investors` Rights Agreement wish to amend and restate in its entirety the Prior Investors` Rights Agreement by entering into this Agreement.

NOW, THEREFORE, the parties hereby agree to amend and restate the Prior Investors` Rights Agreement in its entirety as follows:

1.	Definitions. For purposes of this Agreement:

1.1.         “Affiliate” means (i) with respect to a natural person, any member of such Person's immediate family (including any child, step child, parent, step parent, in-laws, spouse, sibling, stepson or stepdaughter or the lineal descendants of any of the foregoing); or (ii) with respect to a Person or entity (including a natural person), any Person or entity which directly or indirectly Controls, is Controlled by, or is under common Control with such Person or entity.

1.2.         “Control” means the holding directly or indirectly of at least 50% of the voting power in a corporation or of the right to appoint at least half of the directors or members of a similar body having a similar function in a corporation.

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1.3.         “Damages” means any loss, damage, or liability (joint or several) to which a party hereto may become subject under the Securities Act, the Exchange Act, or other federal or state law, insofar as such loss, damage, or liability (or any action in respect thereof) arises out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement of the Company, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; (ii) an omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or (iii) any violation or alleged violation by the indemnifying party (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any state securities law.

1.4.         “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.5.         “Excluded Registration” means (i) a registration relatingto the sale of securities to employees of the Company or a subsidiary pursuant to a share option, share purchase, or similar plan; (ii) a registration relating to SEC Rule 145 transaction; or (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities.

1.6.         “Form F-1” means such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC.

1.7.         “Form F-3” means such form under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC that permits incorporation of substantial information by reference to other documents filed by the Company with the SEC.

1.8.         “GAAP” means generally accepted accounting principles in the United States.

1.9.         “Holder” means any holder of Registrable Securities who is a party to this Agreement.

1.10.      “Inactive Investor” shall mean either: (i) BWAY meeting the criteria of a Defaulting Investor, as defined under the Investment Agreement; (ii) BWAY’s exercise of its right not to consummate the Second or Third Closing due to the occurrence of a Material Adverse Change (as such terms are defined in the Investment Agreement); or (iii) the Loan Amount (as defined in the Investment Agreement) being repaid in full in accordance with the terms of the Investment Agreement.

1.11.      “Initiating Holders” means, collectively, Holders who properly initiate a registration request under this Agreement.

1.12.      “IPO” means the Company’s first underwritten public offering of its Ordinary Shares under the Securities Act.

1.13.      “Ordinary Shares” means Ordinary Shares of the Company, nominal value NIS 0.01 each.

1.14.      “Permitted Transferee” shall have the meaning set forth in the Company’s Articles of Association, as may be amended from time to time (“Articles”).

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1.15.      “Person” means any individual, corporation, partnership, trust, limited liability company, association or other entity.

1.16.      “Preferred Shares” means, collectively, the Series A Preferred Shares of the Company, nominal value NIS 0.01 each, the Series A-1 Preferred Shares of the Company, nominal value NIS 0.01 each, the Series B Preferred Shares of the Company, nominal value NIS 0.01 each, the Series B-1 Preferred Shares of the Company, nominal value NIS 0.01 each, the Series B-2 Preferred Shares of the Company, nominal value NIS 0.01 each, the Series B-3 Preferred Shares of the Company, nominal value NIS 0.01 each, the Series B-4 Preferred Shares of the Company, nominal value NIS 0.01 each, and the Preferred S Shares.

1.17.      “Preferred S Shares” means, collectively, the Series S-1 Preferred Shares of the Company, nominal value NIS 0.01 each, the Series S-2 Preferred Shares of the Company, nominal value NIS 0.01 each, and the Series S-3 Preferred Shares of the Company, nominal value NIS 0.01 each.

1.18.      “Registrable Securities” means (i) the Ordinary Shares issuable or issued upon conversion of the Preferred Shares; (ii) any Ordinary Shares acquired by the Investors after the date hereof; and (iii) any Ordinary Shares issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clause (i) and (ii) above; excluding, however, in all cases, any Registrable Securities sold by a Person in a transaction in which the applicable rights under this Agreement are not assigned pursuant to Section 4.1, and excluding for purposes of Section 2 any shares for which registration rights have terminated pursuant to Section 2.13 of this Agreement.

1.19.      “Registrable Securities then outstanding” means the number of shares determined by adding the number of outstanding Ordinary Shares that are Registrable Securities and the number of Ordinary Shares issuable (directly or indirectly) pursuant to then exercisable and/or convertible securities that upon exercise of such convertible securities will be Registrable Securities.

1.20.      “SEC” means the Securities and Exchange Commission.

1.21.      “SEC Rule 144” means Rule 144 promulgated by the SEC under the Securities Act.

1.22.      “SEC Rule 145” means Rule 145 promulgated by the SEC under the Securities Act.

1.23.      “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.24.      “Selling Expenses” means all underwriting discounts, selling commissions, and share transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel for any Holder, except for the fees and disbursements of the Selling Holder Counsel borne and paid by the Company as provided in Section 2.6.

2.	Registration Rights. The Company covenants and agrees as follows:

2.1.         Demand Registration.

(a)                         Form F-1 Demand. If at any time after one hundred eighty (180) days after the effective date of the registration statement for the IPO (the “Commencement Date”), the Company receives a request from Holders of a majority of the Registrable Securities then outstanding, which majority includes BWAY (provided it is not an Inactive Investor), that the Company file a Form F-1 registration statement with an anticipated aggregate offering price of at least $5 million, then the Company shall (i) within ten (10) days after the date such request is given, give notice thereof (the “Demand Notice”) to all Holders other than the Initiating Holders; and (ii) as soon as practicable, following expiration of the twenty (20) day period mentioned below, use commercially reasonable efforts to file a Form F-1 registration statement under the Securities Act covering all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of Section 2.1(c) and Section 2.3.

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(b)                         Form F-3 Demand. If at any time when it is eligible to use a Form F-3 registration statement, the Company receives a request from Holders of at least thirty percent (30%) of the Registrable Securities then outstanding, among them BWAY (provided it is not an Inactive Investor), that the Company file a Form F-3 registration statement with respect to outstanding Registrable Securities of such Holders having an anticipated aggregate offering price, net of Selling Expenses, of at least $3 million, then the Company shall (i) within ten (10) days after the date such request is given, give a Demand Notice to all Holders other than the Initiating Holders; and (ii) as soon as practicable following expiration of the twenty (20) day period mentioned below, file a Form F-3 registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of Section 2.1(c) and Section 2.3.

(c)                         Notwithstanding the foregoing obligations, if the Company furnishes to Holders requesting a registration pursuant to this Section 2.1, a certificate signed by the Company’s chief executive officer stating that in the good faith judgment of the Company’s Board of Directors, it would be materially detrimental to the Company and its shareholders for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act or Exchange Act, then the Company shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than one hundred eighty (180) days after the request of the Initiating Holders is given; provided, however, that the Company shall not register any securities for its own account or that of any other shareholder during such one hundred eighty (180) day period other than an Excluded Registration.

(d)                         The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 2.1(a) (i) during the period that is sixty (60) days before the Company’s good faith estimate of the date of filing of, and ending on a date that is one hundred eighty (180) days after the effective date of, a Company-initiated registration, provided, that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; (ii) after the Company has effected two (2) registrations pursuant to Section 2.1(a); or (iii) if the Initiating Holders propose to dispose of shares of Registrable Securities that may be immediately registered on Form F-3 pursuant to a request made pursuant to Section 2.1(b). The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 2.1(b) (i) during the period that is forty five (45) days before the Company’s good faith estimate of the date of filing of, and ending on a date that is one ninety (90) days after the effective date of, a Company-initiated registration, provided, that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; or (ii) if the Company has effected two registrations pursuant to Section 2.1(b) within the twelve (12) month period immediately preceding the date of such request. A registration shall not be counted as “effected” for purposes of this Section 2.1(d) until such time as the applicable registration statement has been declared effective by the SEC, unless the Initiating Holders withdraw their request for such registration, elect not to pay the registration expenses therefor, and forfeit their right to one demand registration statement pursuant to Section 2.6, in which case such withdrawn registration statement shall be counted as “effected” for purposes of this Section 2.1(d).

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2.2.         Company Registration. If the Company proposes to register (including, for this purpose, a registration effected by the Company for shareholders other than the Holders) any of its securities under the Securities Act in connection with the public offering of such securities solely for cash (other than in an Excluded Registration), the Company shall, at such time, promptly give each Holder notice of such registration. Upon the request of each Holder given within twenty (20) days after such notice is given by the Company, the Company shall, subject to the provisions of Section 2.3, cause to be registered all of the Registrable Securities, that each such Holder has requested to be included in such registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 2.2 before the effective date of such registration, whether or not any Holder has elected to include Registrable Securities in such registration. The expenses (other than Selling Expenses) of such withdrawn registration shall be borne by the Company in accordance with Section 2.6.

2.3.         Underwriting Requirements.

(a)                         If, pursuant to Section 2.1, the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Section 2.1, and the Company shall include such information in the Demand Notice. The underwriter(s) will be selected by the Company and shall be reasonably acceptable to a majority in interest of the Initiating Holders, which majority includes BWAY (provided it is not an Inactive Investor). In such event, the right of any Holder to include such Holder’s Registrable Securities in such registration shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in Section 2.4(e)) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting. Notwithstanding any other provision of this Section 2.3, if the managing underwriter(s) advise(s) the Initiating Holders in writing that marketing factors require a limitation on the number of shares to be underwritten, then the Initiating Holders shall so advise all Holders of Registrable Securities that otherwise would be underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be allocated among such Holders of other Registrable Securities, including the Initiating Holders, in proportion (as nearly as practicable) to the number of Registrable Securities owned by each Holder or in such other proportion as shall mutually be agreed to by all such selling Holders; provided, however, that the number of Registrable Securities held by the Holders to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting.

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(b)                         In connection with any offering involving an underwriting of shares of the Company’s share capital pursuant to Section 2.2, the Company shall not be required to include any of the Registrable Securities of any Holder in such underwriting unless such Holder accepts the terms of the underwriting as agreed upon between the Company and its underwriters, and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of the offering by the Company. If the total number of securities, including Registrable Securities, requested by shareholders to be included in such offering exceeds the number of securities to be sold (other than by the Company) that the underwriters in their reasonable discretion determine is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters and the Company in their sole discretion determine will not jeopardize the success of the offering providing the preference to the Holders of Preferred Shares as outlined in Section 2.3(a). If the managing underwriter advises the Company in writing that marketing factors require a limitation of the number of shares to be underwritten, then subject to such underwriter’s limitations the Holders shall be entitled to register Registrable Securities pursuant to the following registration priority: first, the Company shall be entitled to register the Company's Shares; second, the Holders of other Registrable Securities shall be entitled to register such number of Registrable Securities required to be registered by them (pro rata to the respective number of Registrable Securities required by each Holder of Registerable Securities to be included in the registration); and third, to the extent possible, any other securities of the Company. The above notwithstanding, the Holders of Registrable Securities shall be entitled to register such a number of Registrable Securities in any registration pursuant to this Section 2.3 (other than in the IPO) constituting at least 30% (thirty percent) of all the shares registered under such registration (pro rata to the respective number of Registrable Securities required by each Holder of Registrable Securities to be included in the registration). For purposes of the provision in this Section 2.3(b) concerning apportionment, for any selling Holder, such Holder and the Permitted Transferees of such Holder shall be deemed to be a single “selling Holder”.

(c)                         For purposes of Section 2.1, a registration shall not be counted as “effected” if, as a result of an exercise of the underwriter’s cutback provisions in Section 2.3(a), the total number of Registrable Securities that Holders have requested to be included in such registration statement that are actually included constitute less than thirty percent (30%) of the total number of shares included in such registration.

2.4.         Obligations of the Company. Whenever required under this Section 2 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

(a)                         prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to one hundred and eighty (180) days (and in the case of registration on Form F-3, two years) or, if earlier, until the distribution contemplated in the registration statement has been completed; provided, however, that such period shall be extended for a period of time equal to the period the Holder refrains, at the request of an underwriter of Ordinary Shares (or other securities) of the Company, from selling any securities included in such registration;

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(b)                         prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement;

(c)                         furnish to the selling Holders such numbers of copies of a prospectus, including a preliminary prospectus, as required by the Securities Act, and such other documents as the Holders may reasonably request in order to facilitate their disposition of their Registrable Securities;

(d)                         register and qualify the securities covered by such registration statement under such other securities or blue-sky laws of such jurisdictions as shall be reasonably requested by the selling Holders; provided that the Company shall not be required to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(e)                         in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriter(s) of such offering;

(f)                          cause all such Registrable Securities covered by such registration statement to be listed on a national securities exchange or trading system and each securities exchange and trading system (if any) on which similar securities issued by the Company are then listed;

(g)                         provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and provide a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(h)                         promptly make available for inspection by the selling Holders, any managing underwriter(s) participating in any disposition pursuant to such registration statement, and any attorney or accountant or other agent retained by any such underwriter or selected by the selling Holders, all financial and other records, pertinent corporate documents, and properties of the Company, and cause the Company’s officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant, or agent, in each case, as necessary or advisable to verify the accuracy of the information in such registration statement and to conduct appropriate due diligence in connection therewith;

(i)                          furnish, at the request of any selling Holder requesting registration of Registrable Securities, on the date that such Registrable Securities are delivered to the underwriters for sale in connection with a registration pursuant to this Agreement, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective (i) an opinion, dated such date, of counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the selling Holders and to the underwriters, if any, and (ii) a letter dated such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the selling Holders and the underwriters, if any;

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(j)                          notify each selling Holder, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any prospectus forming a part of such registration statement has been filed, or the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing; and

(k)                         after such registration statement becomes effective, notify each selling Holder of any request by the SEC that the Company amend or supplement such registration statement or prospectus.

2.5.         Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 2 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration of such Holder’s Registrable Securities.

2.6.         Expenses of Registration. All expenses (other than Selling Expenses) incurred in connection with registrations, filings, or qualifications pursuant to Section 2, including all registration, filing, and qualification fees; printers’ and accounting fees; fees and disbursements of counsel for the Company; and the reasonable fees and disbursements of one counsel for the selling Holders selected by Holders wishing to participate in such registration holding the majority of the Registrable Securities then held by Holders (“Selling Holder Counsel”), shall be borne and paid by the Company; provided, however, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 2.1 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities then held by Holders to be registered (in which case all selling Holders shall bear such expenses pro rata based upon the number of Registrable Securities that were to be included in the withdrawn registration), unless the Holders of a majority of the Registrable Securities then held by Holders agree to forfeit their right to one registration pursuant to Section 2.1(a) or Section 2.1(b), as the case may be; provided further that if, at the time of such withdrawal, the Holders shall have learned of a material adverse change in the condition, business, or prospects of the Company from that known to the Holders at the time of their request and have withdrawn the request with reasonable promptness after learning of such information then the Holders shall not be required to pay any of such expenses and shall not forfeit their right to one registration pursuant to Section 2.1(a) or Section 2.1(b). All Selling Expenses relating to Registrable Securities registered pursuant to this Section 2 shall be borne and paid by the Holders pro rata on the basis of the number of Registrable Securities registered on their behalf.

2.7.         Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.

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2.8.         Indemnification. If any Registrable Securities are included in a registration statement under this Section 2:

(a)                         To the extent permitted by law, the Company will indemnify and hold harmless each selling Holder, and the partners, members, officers, directors, and shareholders of each such Holder; legal counsel and accountants for each such Holder; any underwriter (as defined in the Securities Act) for each such Holder; and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any Damages, and the Company will pay to each such Holder, underwriter, controlling Person, or other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 2.8(a) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable for any Damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such Holder, underwriter, controlling Person, or other aforementioned Person expressly for use in connection with such registration.

(b)                         To the extent permitted by law, each selling Holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each Person (if any), who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), any other Holder selling securities in such registration statement, and any controlling Person of any such underwriter or other Holder, against any Damages, in each case only to the extent that such Damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling Holder expressly for use in connection with such registration; and each such selling Holder will pay to the Company and each other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 2.8(b) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and provided further that in no event shall the aggregate amounts payable by any Holder by way of indemnity or contribution under Sections 2.8(b) and 2.8(d) exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of fraud or willful misconduct by such Holder.

(c)                         Promptly after receipt by an indemnified party under this Section 2.8 of notice of the commencement of any action (including any governmental action) for which a party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 2.8, give the indemnifying party notice of the commencement thereof. The indemnifying party shall have the right to participate in such action and, to the extent the indemnifying party so desires, participate jointly with any other indemnifying party to which notice has been given, and to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such action. The failure to give notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of any liability to the indemnified party under this Section 2.8, to the extent that such failure materially prejudices the indemnifying party’s ability to defend such action. The failure to give notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 2.8.

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(d)                         To provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) any party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Section 2.8 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this Section 2.8 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any party hereto for which indemnification is provided under this Section 2.8, then, and in each such case, such parties will contribute to the aggregate losses, claims, damages, liabilities, or expenses to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such loss, claim, damage, liability, or expense, as well as to reflect any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case, (x) no Holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement, and (y) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; and provided further that in no event shall a Holder’s liability pursuant to this Section 2.8(d), when combined with the amounts paid or payable by such Holder pursuant to Section 2.8(b), exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of willful misconduct or fraud by such Holder.

(e)                         Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

(f)                          Unless otherwise superseded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of the Company and Holders under this Section 2.8 shall survive the completion of any offering of Registrable Securities in a registration under this Section 2, and otherwise shall survive the termination of this Agreement.

2.9.         Reports Under Exchange Act. With a view to making available to the Holders the benefits of SEC Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form F-3, the Company shall:

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(a)                         make and keep available adequate current public information, as those terms are understood and defined in SEC Rule 144, at all times after the effective date of the registration statement filed by the Company for the IPO;

(b)                         file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after the Company has become subject to such reporting requirements); and

(c)                         furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144 (at any time after ninety (90) days after the effective date of the registration statement filed by the Company for the IPO), the Securities Act, and the Exchange Act (at any time after the Company has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form F-3 (at any time after the Company so qualifies); (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company; and (iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration (at any time after the Company has become subject to the reporting requirements under the Exchange Act) or pursuant to Form F-3 (at any time after the Company so qualifies to use such form).

2.10.      Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of the Holders of a majority of the Registrable Securities then outstanding which are held by Holders, which majority includes BWAY (provided it is not an Inactive Investor), enter into any agreement with any holder or prospective holder of any securities of the Company that would provide to such holder registration rights on a basis equal to or more favorable than the registration rights granted to the Holders herein.

2.11.      “Market Stand-off” Agreement. In connection with the IPO, each Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the registration by the Company for its own behalf of Ordinary Shares or any other equity securities under the Securities Act on a registration statement in such IPO, and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days), which period may be extended upon the request of the managing underwriter for an additional period of up to seventeen (17) days if the Company issues or proposes to issue an earnings or other public release within seventeen (17) days of the expiration of the 180-day period (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Ordinary Shares (whether such shares or any such securities are then owned by the Holder or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Ordinary Shares or other securities, in cash, or otherwise. The foregoing provisions of this Section 2.11 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, and shall be applicable to the Holders only if all officers, directors and shareholders individually owning more than one percent (1%) of the Company’s outstanding Ordinary Shares (after giving effect to conversion into Ordinary Shares of all outstanding Preferred Shares) agree to the same restrictions. The underwriters in connection with such registration are intended third-party beneficiaries of this Section 2.11 and shall have the right, power, and authority to enforce the provisions hereof as though they were a party hereto. Each Holder agrees to execute such agreements as may be reasonably requested by the underwriter(s) in connection with such registration that are consistent with this Section 2.11 or that are necessary to give further effect thereto. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or the underwriters shall apply pro rata to all Holders subject to such agreements, based on the number of shares subject to such agreements. In the event that the managing underwriter(s) grant(s) a release of these market standoff requirements for securities greater than $10,000 in value in the aggregate, all Holders of securities subject to market standoff shall be entitled to participate in such release on a pro rata basis based on the relative number of Registrable Securities then outstanding held by such Holders.

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2.12.       Transfer of Registration Rights. Subject as further provided in Section 5.1, the registration rights granted under the provisions of this Section 2 may be transferred by a Holder to (i) any partner or retired partner of such Holder which is a partnership, (ii) any member or former member of such Holder which is a limited liability company, (iii) any family member or trust for the benefit of such individual Holder, (iv) a Permitted Transferee (as such term is defined in the Articles) of such Holder; or (v) any transferee who acquires Registrable Securities.

2.13.       Registration Outside the U.S. The provisions of Section 2 hereof shall apply also, mutatis mutandis, to any registration of shares of the Company in any jurisdiction other than the U.S. and all references to U.S. laws and regulations shall be deemed as made to the applicable relevant laws.

2.14.      Termination of Registration Rights. The right of any Holder to request registration or inclusion of Registrable Securities in any registration pursuant to Section 2.1 or Section 2.2 shall terminate upon the earliest to occur of:

(a)                         the closing of a Deemed Liquidation Event, as such term is defined in the Company’s Articles; and

(b)                         the fifth anniversary of the Commencement Date.

3.	Information Rights.

3.1.         Delivery of Financial Statements. The Company shall deliver to BWAY and to each holder of Preferred Shares who holds at least 2% of the issued and outstanding share capital of the Company on an as converted basis:

(a)                         as soon as practicable, but in any event within sixty (60) days after the end of each fiscal year of the Company (or within forty-five (45) days after the end of each fiscal year once BWAY holds twenty percent (20%) or more of the issued and outstanding share capital of the Company on an as converted basis), financial statement for such year, including (i) a consolidated balance sheet as of the end of such year, (ii) statements of income and of cash flows for such year, (iii) a comparison between (x) the actual amounts as of and for such fiscal year and (y) the comparable amounts for the prior year and as included in the Budget (as defined below) for such year, with an explanation of any material differences between such amounts and a schedule as to the sources and applications of funds for such year, and (iv) a statement of shareholders’ equity as of the end of such year, setting forth in each case in comparative form the figure for the previous fiscal year, all in reasonable detail, in NIS with United State dollar- convenience translation, prepared in accordance with GAAP, audited by an accounting firm of international standing, and in a form reasonably acceptable to BWAY and KT Squared, LLC (“KT”);

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(b)                         as soon as practicable, but in any event within thirty (30) days after the end of each of the first three (3) quarters of each fiscal year of the Company, unaudited financial statements for such quarter, including an unaudited consolidated balance sheet of the Company as at the end of each such period and unaudited consolidated statements of income and cash flow of the Company for the period from the beginning of the current fiscal year to the end of such quarterly period, setting forth in each case in comparative form the figures for the corresponding period of the previous fiscal year, all in reasonable detail, in NIS with United States dollar convenience translation and signed by the chief financial officer (or if none, by the chief executive officer) of the Company, and in a form reasonably acceptable to BWAY and KT (except that such financial statements may (i) be subject to normal year-end audit adjustments and (ii) not contain all notes thereto that may be required in accordance with GAAP);

(c)                         as soon as available, but in any event within twenty one (21) days of the end of each fiscal quarter of the Company, if any changes have occurred within said quarter, a statement showing the number of shares of each class and series of share capital and securities convertible into or exercisable for share capital outstanding at the end of the period, the Ordinary Shares issuable upon conversion or exercise of any outstanding securities convertible or exercisable for Ordinary Shares and the exchange ratio or exercise price applicable thereto, and the number of options (issued and not yet issued but reserved for issuance, if any), all in sufficient detail as to permit the Investors to calculate their respective percentage equity ownership in the Company on both issued and fully-diluted bases, and certified by the chief financial officer or chief executive officer of the Company as being true, complete, and correct;

(d)                         such other information as any Investor may from time to time reasonably request that is customary to provide to a shareholder.

3.2.         The Company shall deliver to the Board of Directors:

(a)            as soon as practicable, but in any event until December 1st of each year, a budget and business plan for the next fiscal year (the “Budget”) prepared in accordance with the guidelines of the Board of Directors;

(b)           as soon as available, but in any event within fourteen (14) days of the end of each month, a monthly business report and bank statements in a form agreed by the Board.

If, for any period, the Company has any subsidiary whose accounts are consolidated with those of the Company, then in respect of such period the financial statements delivered pursuant to the foregoing sections shall be the consolidated financial statements of the Company and the subsidiaries.

Notwithstanding anything else in this Section 3 to the contrary, the Company may cease providing the information set forth in this Section 3 during the period starting with the date thirty (30) days before the Company’s good-faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering; provided that the Company’s covenants under this Section 3 shall be reinstated at such time as the Company is no longer actively employing its commercially reasonable efforts to cause such registration statement to become effective.

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Notwithstanding anything to the contrary herein, the Company shall deliver to BWAY, upon its reasonable written request and with reasonable advance notice, such information as may be reasonably necessary for BWAY to comply with any applicable law, including without limitation, securities laws, stock exchange rules and regulations and/or any request of any stock exchange, the SEC, the Israeli Securities Authority, Ministry of Finance or any other governmental authority. The Company hereby undertakes, upon BWAY’s reasonable written request, to use commercially reasonable efforts to assist BWAY to fulfill the aforementioned legal obligations.

3.3.         Inspection. The Company shall permit BWAY (provided it is not an Inactive Investor) and each Investor holding at least 5% of the outstanding share capital of the Company on a fully-diluted basis (provided that the Board of Directors has not reasonably determined that such Investor is a competitor of the Company) or its authorized representatives and upon Investor’s reasonable notice, to visit and inspect the Company’s properties, including its corporate and financial records; examine its books of account and records; and discuss the Company’s affairs, finances, and accounts with its officers, during normal business hours of the Company as may be reasonably requested by the Investor; provided, however, that the Company shall not be obligated pursuant to this Section 3.3 to provide access to any information that it reasonably and in good faith considers to be a trade secret or confidential information or the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

3.4.         Termination of Information Rights. The covenants set forth in Section 3 shall terminate and be of no further force or effect immediately before the consummation of the QIPO, as such term is defined in Articles.

3.5.        General Disclosure Covenant. In addition, and not as a limitation on any of the foregoing, the Company covenants that it will provide full disclosure and information regarding all of the Company’s material affairs at meetings of the Board and, to the extent required under applicable law, at annual general meetings of the shareholders, and extraordinary general meetings of the shareholders.

3.6.         Confidentiality. Each Investor acknowledges that the information received by such Investor from the Company pursuant to Section 3 is confidential, and it will not use such confidential information or reproduce, disclose or disseminate such information to any other person (other than its employees or agents having a need to know the contents of such information, and its attorneys) unless the Company has made such information available to the public generally, except (a) in connection with the exercise of rights under this Agreement, (b) as may be required by law, (c) to its members, limited partners, general partners or management company or to the attorneys thereof in order to protect and monitor their investment in the Company, or in connection with periodic reports or general statements to such persons, (d) to any prospective purchaser of any Registrable Securities from such Investor, if such prospective purchaser is under a written obligation to the Company to keep such information confidential as provided herein, provided that such prospective purchaser is not a competitor of the Company, (e) information that was known to the Investor prior to the disclosure thereof, (f) information that is legally transmitted or disclosed to the Investor by a third party which owes no obligation of confidentiality to the Company, or (g) information that is developed by such Investor or its agents independently of and without reference to any confidential information of the Company.

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4.	ESOP; Directors and Officers Insurance.

Unless otherwise approved by the Board of Directors, all future employees and consultants of the Company or its Affiliates who purchase, receive options to purchase, or receive awards of shares of the Company’s share capital after the date hereof, such options and awards shall vest as follows: vesting of shares over a four (4) year period, with the first twenty-five percent (25%) of such shares vesting following twelve (12) months of continued employment or service, and the remaining shares vesting in equal monthly installments over the following thirty-six (36) months.

The Company shall obtain and continue to maintain in full force and effect, a valid Directors and Officers insurance policy of financially sound and reputable insurers, covering the directors in the Company (including the newly designated directors) in an amount of at least US$ 2,000,000.

5.	Miscellaneous.

5.1.         Successors and Assigns. The rights under this Agreement may be assigned (but only with all related obligations) by a Holder to a transferee of Registrable Securities that (i) is a Permitted Transferee (as such term is defined under the Articles) of a Holder (other than a competitor of the Company) or (ii) with respect to registration rights, if the transferee (other than a competitor of the Company) acquires at least 80% of the shares of the original purchaser’s Registrable Securities); provided, however, that (x) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Registrable Securities with respect to which such rights are being transferred; and (y) such transferee agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement, including the provisions of Section 2.11. The terms and conditions of this Agreement inure to the benefit of and are binding upon the respective successors and permitted assignees of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

5.2.         Governing Law. This Agreement and any controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the internal laws of the State of Israel, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Israel. Any dispute arising under or in relation to this Agreement shall be resolved exclusively in the competent court located in Tel Aviv, Israel, and each of the parties hereby irrevocably submits to the exclusive jurisdiction of such court.

5.3.         Counterparts; Facsimile. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may also be executed and delivered by facsimile signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

5.4.         Titles and Subtitles. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

5.5.         Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified; (ii) when sent, if sent by electronic mail or facsimile during the recipient’s normal business hours, and if not sent during normal business hours, then on the recipient’s next business day; (iii) five (5) days after having been sent by registered or certified mail, postage prepaid; or (iv) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as documented in the Company’s records, or to the principal office of the Company and to the attention of the Chief Executive Officer, in the case of the Company, or to such email address, facsimile number, or address as subsequently modified by written notice given in accordance with this Section 6.5.

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5.6.         Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company and the holders of at least 60% of the Registrable Securities then outstanding, including KT and BWAY (provided it is not an Inactive Investor); provided that any provision hereof may be waived by any waiving party on such party’s own behalf, without the consent of any other party. Notwithstanding the foregoing, this Agreement may not be amended or terminated and the observance of any term hereof may not be waived with respect to any Investor without the written consent of such Investor, unless such amendment, termination, or waiver applies to all Investors in the same fashion. The Company shall give prompt notice of any amendment or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, termination, or waiver. Any amendment, termination, or waiver effected in accordance with this Section 5.6 shall be binding on all parties hereto, regardless of whether any such party has consented thereto. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision. In the event the Loan Amount is repaid in full in accordance with the Investment Agreement, all of BWAY’s rights under this Agreement shall immediately cease.

5.7.         Severability. In case any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

5.8.         Aggregation of Shares. All Registrable Securities held or acquired by Permitted Transferees shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Permitted Transferees may apportion such rights as among themselves in any manner they deem appropriate.

5.9.         Entire Agreement. This Agreement (including any Schedules hereto) constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly terminated.

5.10.        Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such non-breaching or non-defaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5.11.       Further Action. Each of the parties shall take such actions, including the execution and delivery of further instruments and voting its shares in the Company, as may be necessary to give full effect to the provisions hereof and to the intent of the parties hereto.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the parties have executed this Amended and Restated Investors' Rights Agreement as of the date first written above.

Company: NEUROLIEF LTD. By: _______________________ Name: _______________________ Title: _______________________

[Neurolief Ltd./ Signature Page to Investors' Rights Agreement - Company]

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[Neurolief Ltd./ Signature Page to Investors' Rights Agreement – Investors (1/4)]

BrainsWay Ltd.

By: _______________________
Name: _______________________

Title: _______________________

KT Squared, LLC

By: _______________________
Name: _______________________

Title: _______________________

Terra Ventures Partners II (Cayman) L.P.

By: _______________________
Name: _______________________

Title: _______________________

Terra Ventures Partners II SCA SICAR

By: _______________________
Name: _______________________

Title: _______________________

Deborah Edelstein Weiss

_______________________

Sergio Fogel

_______________________

Mark Hetterley

_______________________

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[Neurolief Ltd./ Signature Page to Investors' Rights Agreement – Investors (2/4)]

Drakanea Management Ltd.

By: _______________________
Name: _______________________

Title: _______________________

Keren Keshet - The Rainbow Foundation

By: _______________________
Name: _______________________

Title: _______________________

David Steinhardt

_______________________

Michael Steinhardt

_______________________

Izba S.A.

By: _______________________
Name: _______________________

Title: _______________________

Shevet 5G LLC

By: _______________________
Name: _______________________

Title: _______________________

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[Neurolief Ltd./ Signature Page to Investors' Rights Agreement – Investors (3/4)]

MLS Properties LLC

By: _______________________
Name: _______________________

Title: _______________________

Michael Deouell

_______________________

Marc Epstein

_______________________

Eaton Associates

By: _______________________
Name: _______________________

Title: _______________________

Efrat Kantor

_______________________

Jonathan Bar-Or

_______________________

Esther Muschel Holding LLC

By: _______________________
Name: _______________________

Title: _______________________

Scott Drees

_______________________

Anthony Borowicz

_______________________

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[Neurolief Ltd./ Signature Page to Investors' Rights Agreement – Investors (4/4)]

Thomas Hook

_______________________

Avinoam Rosenzweig

_______________________

James Rosenzweig

_______________________

Uriel Rosenzweig

_______________________

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Schedule A

Holders of Preferred Shares

KT Squared, LLC

Terra Ventures Partners II (Cayman) L.P.

Terra Ventures Partners II SCA SICAR

Deborah Edelstein Weiss

Efrat Kantor

Jonathan Bar-Or

Thomas Hook

Sergio Fogel

Izba S.A.

David Steinhardt

Michael Steinhardt

Keren Keshet - The Rainbow Foundation

Drakanea Management Ltd.

MLS Properties LLC

Michael Deouell

Marc Epstein

Eaton Associates

Mark Hetterley

Scott Drees

Anthony Borowicz

Shevet 5G LLC

Esther Muschel Holding LLC

Avinoam Rosenzweig

James Rosenzweig

Uriel Rosenzweig

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